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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                   PAY88, INC.
                                (Name of Issuer)

             Series A Convertible Preferred Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   704291 10 3
                                 (CUSIP Number)

                                     Guo Fan
                      President and Chief Executive Officer
                              1053 North Barnstead
                               Barnstead, NH 03225
                                 (603) 776-6044
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 5, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 704291 10 3
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only). Chongqing Yahu Information Development Co., Ltd.
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2. Check the Appropriate Box if a Member of a Group
   (See Instructions) (a) [__] (b) [__]
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3. SEC Use Only
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4. Source of Funds (See Instructions) OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)
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6. Citizenship or Place of Organization: People's Republic of China
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                      7.  Sole Voting Power:        4,950,000 shares of Series A
                                                    Convertible Preferred Stock
Number of             ----------------------------------------------------------
Shares                8.  Shared Voting Power:      0
Beneficially
Owned                 ----------------------------------------------------------
By Each               9.  Sole Dispositive Power:   4,950,000 shares of Series A
Reporting                                           Convertible Preferred Stock
Person                ----------------------------------------------------------
                      10. Shared Dispositive Power: 0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    4,950,000 shares of Series A Convertible Preferred Stock
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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13. Percent of Class Represented by Amount in Row (11)
    99% of the issued and outstanding shares of Series A Convertible Preferred Stock
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14. Type of Reporting Person (See Instructions) CO
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


Item 1. Security and Issuer

The title of the class of securities to which this statement relates is as follows: Series A Convertible Preferred Stock, $0.001 par value (the "Series A Preferred Stock"). The name and address of the issuer of such securities is as follows: Pay88, Inc. ("Pay88"), 1053 North Barnstead, Barnstead, NH 03225.

Item 2. Identity and Background

(a) The name of the person filing this statement is Chongqing Yahu Information Development Co., Ltd. (the "Yahu"). Yahu is a limited liability company organized under the laws of the People's Republic of China. The address of the principal office of Yahu is No. 78 1st Yanghe Village Jiangbei District, Chongqing. The present principal business of Yahu is the development and sale of software and related services used in effectuating wire transfers and other electronic commerce transactions.

(b) The names of Yahu's officers, directors, and controlling persons are as follows: Tao Fan, who is the Chief Executive Officer of Yahu and owns 5% of its issued shares of capital stock; Ying Bao, who is a Director of Yahu; Ming Song, who is the owner of 7.14% of the issued shares of capital stock of Yahu; Deqiong Qing, who is the owner of 5.86% of the issued shares of capital stock of Yahu; and Maozhuo Jiang, who is the owner of 5% of the issued shares of capital stock of Yahu. The business address of such persons is the address of the principal office of Yahu. All such persons are citizens of China.

(c) None of Yahu or its directors, officers, or controlling persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

(d) During the last five years, none of Yahu or its directors or officers, or controlling persons has been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction nor has any of them been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On September 5, 2006, Pay88 issued to Yahu 4,950,000 shares of Pay88's Series A Preferred Stock. The foregoing shares were issued pursuant to the Share Purchase Agreement, dated September 5, 2006 (the "Agreement"), among Pay88, Chongqing Qianbao Technology Ltd., a limited liability company organized under the laws of the People's Republic of China ("Qianbao"), and the stockholders of Qianbao, who were Yahu and Ying Bao. Ying Bao is also a director of Yahu. Pursuant to such Agreement, Pay88 acquired Qianbao by purchasing from Yahu and Ying Bao all of their respective shares of Qianbao's registered capital stock. Yahu owned 99% of Qianbao's issued and outstanding registered capital stock, and Ying Bao owned 1% of Qianbao's issued and outstanding registered capital stock, all of which was conveyed to Pay88 pursuant to the Agreement. In addition to the shares of Series A Preferred Stock that were issued to Yahu, Ying Bao was issued 50,000 shares of Series A Preferred Stock as a result of such transaction.

Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, into 2.8 shares of Pay88's common stock. Accordingly, the Series A Convertible Preferred shares acquired by Yahu and Ying Bao are convertible, respectively, into 13,860,000 shares (representing 57.7%) and 140,000 shares (representing 0.6%) of the issued and outstanding common stock. The holders of shares of Series A Convertible Preferred Stock are entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each share of Series A Convertible Preferred Stock will carry a number of votes equal to the number of shares of common stock issuable as if converted at the record date. As such, Yahu holds approximately 57.7% of the total combined voting power of all classes of Pay88 stock entitled to vote.

Item 4. Purpose of Transaction

The disclosure set forth above under Item 3 (Source and Amount of Funds or Other Consideration) is hereby incorporated by reference into this Item 4.

Pay88's Articles of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholder. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholder and may adversely affect the voting and other rights of the holders of common stock.

In order to be able to issue the Series A Preferred Stock to Yahu as described in Item 3 above, on September 5, 2006, Pay88 designated the Series A Preferred Stock, in the amount of 5,000,000 shares. Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, into 2.8 shares of Pay88's common stock. The holders of shares of Series A Convertible Preferred Stock are entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each share of Series A Preferred Stock will carry a number of votes equal to the number of shares of common stock issuable as if converted at the record date.

In connection with Pay88's acquisition of Qianbao, the size of the board of directors was increased from two to four directors and the two resulting vacancies were filled by the appointment of Lin Xu and Shi Qing Fu as directors on September 5, 2006.

Item 5. Interest in Securities of the Issuer

(a) Pay88 has 10,000,000 shares of common stock and 5,000,000 shares of Series A Preferred Stock issued and outstanding as of September 7, 2006. Yahu owns
4,950,000 shares (representing 99%) of the issued and outstanding shares of Series A Preferred Stock. Ying Bao, a director of Yahu, owns 50,000 shares (representing 1%) of the issued and outstanding shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, into 2.8 shares of Pay88's common stock. Accordingly, the Series A Preferred shares owned by Yahu and Ying Bao are convertible respectively, into 13,860,000 shares (representing 57.7%) and 140,000 shares (representing 0.6%) of the issued and outstanding common stock. The holders of shares of Series A Preferred Stock are entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each share of Series A Preferred Stock will carry a number of votes equal to the number of shares of common stock issuable as if converted at the record date. As such, Yahu holds approximately 57.7% and Ying Bao holds approximately 0.6% of the total combined voting power of all classes of Pay88 stock entitled to vote.

(b) Each of Yahu and Ying Bao have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of their respective shares reported above in this Item 5.

(c) Neither Yahu nor any of its directors, officers, or controlling persons has effected any transactions in the shares of Pay88 during the past 60 days.

(d) No person other than Yahu or Ying Bao has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Share Purchase Agreement, dated September 5, 2006, between Pay88, Inc., Chongqing Qianbao Technology Ltd., Chongqing Yahu Information Development Co., Ltd., and Ying Bao.*

*Previously filed with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K of Pay88, Inc., dated September 5, 2006 and filed on September 6, 2006, and incorporated herein by reference

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 13, 2006

                                         CHONGQING YAHU INFORMATION
                                         DEVELOPMENT CO., LTD.

                                         By: /s/ Tao Fan
                                         Name: Tao Fan
                                         Title: Chief Executive Officer




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).